Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2025

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and the notes thereto, included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”), filed with the Securities and Exchange Commission (“SEC”) on April 28, 2025.

Emerging Growth Company Status

We are an “emerging growth company” under the JOBS Act. The JOBS Act, permits that an “emerging growth company” may take advantage of the extended transition period for complying with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to avail ourselves of delayed adoption of certain accounting standards. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley Act.

We will remain an emerging growth company until the earliest of (i) the last day of the financial year in which we have more than US$1.235 billion in annual revenue, (ii) the date we qualify as a “large accelerated filer” as defined in Rule 12b-2 under Exchange Act, which would occur if the market value of our ordinary shares held by non-affiliates exceeded US$700 million, (iii) the issuance, in any three-year period, by us of more than U.S.$1 billion in non-convertible debt securities, and (iv) the last day of the financial year ending after the fifth anniversary of our initial public offering.

Overview

We are a “Super mobility app” offering ultimate convenience and reliability for our customers through multiple mobility tools that can be accessed and function seamlessly out of a single app. Through the power of technology, we are committed to positively impact the lives of all drivers by revolutionizing the way people and goods move. Our app allows for both on-demand and scheduled carpooling and ride-hailing services, and on-demand, scheduled and multi-stop parcel delivery services.

Headquartered in Singapore, we plan to expand into Southeast Asia, such as Malaysia and Thailand, and other countries, such as Australia and New Zealand.

Summary of Our Services

Our current app powers mobility for the community allowing real-time connection between riders, goods and drivers.

a)	Mobility (Ride-hailing): Ryde’s ride-hailing service allows users to book rides with drivers using a mobile app.
b)	Mobility (Carpooling): Ryde’s carpooling service allows users to share rides with others who are traveling in the same direction, helping to reduce congestion and carbon emissions.
c)	Quick commerce: Ryde’s delivery service allows users to make a delivery booking using a mobile app.

Financial Operations Overview

Comparison of Six Months Ended June 30, 2025 and 2024

	For the six months ended June 30,
	2025	2025	2024	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%

Revenue	4,519	5,748	4,376	1,372	31%

Other income	35	45	43	2	5%
Drivers and riders cost and related expenses	(2,297)	(2,922)	(1,975)	947	48%
Employee benefits expenses	(950)	(1,208)	(1,102)	106	10%
Depreciation and amortization expenses	(237)	(302)	(247)	55	22%
Finance cost	(2)	(3)	(75)	(72)	-96%
Other expenses	(3,664)	(4,660)	(4,755)	(95)	-2%
Operational loss	(2,596)	(3,302)	(3,735)	(433)	-12%
Share-based compensation	(1,212)	(1,542)	(9,807)	(8,265)	-84%
Loss before income tax taxes	(3,808)	(4,844)	(13,542)	(8,698)	-64%
Income tax expense	25	32	-	32	100%
Net loss	(3,783)	(4,812)	(13,542)	(8,730)	-64%

Revenue

	For the six months ended June 30,
	2025	2025	2024	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%

Mobility	3,268	4,156	2,783	1,373	49%
Quick commerce	72	92	98	(6)	-6%
Membership	200	254	308	(54)	-18%
Advertising initiatives	943	1,200	1,140	60	5%
Others	36	46	47	(1)	-2%
Total revenue	4,519	5,748	4,376	1,372	31%

In the first six months of 2025, total revenue increased by S$1,372,000 or 31% to S$5,748,000 compared to S$4,376,000 in the first six months of 2024.

In the first six months of 2025, revenue from mobility increased by S$1,373,000 or 49% to S$4,156,000 compared to S$2,783,000 in the first six months of 2024. The increase in the revenue is driven by increase in gross transaction value, which is fueled by expansion in both supply of driver-partners and demand of ride-hailing services.

In the first six months of 2025, the revenue from membership decreased by S$54,000 mainly due to lesser demand.

Other income

	For the six months ended June 30,
	2025	2025	2024	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%

Total other income	35	45	43	2	5%

Other income increased by S$2,000 or 5% to S$45,000 in the first six months of 2025, compared to S$43,000 in the first six months of 2024. The increase was mainly due to increase in gain in foreign currency, partially offset by a reduction in the government grants from the Singapore authorities.

Drivers and riders cost and related expenses

	For the six months ended June 30,
	2025	2025	2024	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%

Total drivers and riders cost and related expenses	2,297	2,922	1,975	947	48%

In the first six months of 2025, our drivers and riders cost and related expenses increased by S$947,000 or 48% to S$2,922,000 compared to S$1,975,000 in the first six months of 2024. This increase is commensurate with the increase in gross transaction value, driven by higher variable costs needed to support greater user demand and driver supply.

Employee benefits expenses

	For the six months ended June 30,
	2025	2025	2024	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%

Total employee benefits expenses	950	1,208	1,102	106	10%

Our employee benefits expenses increased by S$106,000 or 10% to S$1,208,000 in the first six months of 2025, compared to S$1,102,000 in the first six months of 2024. This was mainly due to the increase in the employee’s salaries and wages in the first six months of 2025.

Depreciation and amortization expenses

	For the six months ended June 30,
	2025	2025	2024	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%

Total depreciation and amortization expenses	237	302	247	55	22%

The depreciation and amortization expenses increased by S$55,000 or 22% to S$302,000 in the first six months of 2025, compared to S$247,000 in the first six months of 2024. This was mainly due to the increase in intangibles assets.

Finance expense

	For the six months ended June 30,
	2025	2025	2024	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%

Total finance expense	2	3	75	(72)	-96%

Our finance expense decreased by S$72,000 or 96% to S$3,000 in the first six months of 2025, compared to S$75,000 in the first six months of 2024. The decrease of the finance expenses is primarily attributable by the unsecured note payable to third party and shareholder starting from April 2023 being fully repaid in March 2024.

Other expenses

	For the six months ended June 30,
	2025	2025	2024	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%

Total other expenses	3,664	4,660	4,755	(95)	-2%

Our other expenses decreased by S$95,000 or 2% to S$4,660,000 in the first six months of 2025, compared to S$4,755,000 in the first six months of 2024. This was mainly due to decrease in legal and professional fees by S$195,000 or 8% to S$2,118,000 in the first six months of 2025, compared to S$2,313,000 in the first six months of 2024, and the non-recurrence of a S$192,000 foreign exchange loss recorded in first six months of 2024. The decrease was partially offset by a S$172,000 increase in marketing and advertising expenses, and a S$42,000 increase in information technology expenses.

Impairment of goodwill

	For the six months ended June 30,
	2025	2025	2024	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000	%

Total impairment of goodwill	-	-	-	-	-%

In the first six months of 2025, no impairment of goodwill was recognized.

Share-based compensation

	For six months ended June 30,
	2025	2025	2024	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%

Total share-based compensation	1,212	1,542	9,807	(8,265)	-84%

In June 2024, the Company issued 1,500,00 Class A Ordinary Shares of the Company to certain consultants. The consulting services provided by the Consultants to the Company pursuant to the Consulting Agreements include: review and provide advice on the Company’s strategic plans; meet with focus groups and interested parties to discuss the Company’s strategic plans; provide advice on how best to position the Company and its subsidiaries in the future; propose potential acquisition targets for the Company and its subsidiaries; and assist in dealing with the corporate matters entrusted to the Consultants by the Company and its subsidiaries.

The fair value of the Class A Ordinary Shares issued to consultants was measured based on the closing market share price of US$4.84 per share.

During the six months ended June 30, 2024, the Company recognized share-based compensation of S$9,807,000 (US$7,237,000) in the consolidated statements of operations and comprehensive loss.

In March 2025, the Company issued 3,000,000 Class B Ordinary Shares of the Company, to Mr. Terence Zou, the Chairman of the Board of Directors and Chief Executive Officer of the Company, to recognize his significant contribution to the Company’s business operations for the financial year 2024.

The fair value of the Class A Ordinary Shares issued to Mr. Terence Zou was measured based on the closing market share price of US$0.3895 per share.

During the six months ended June 30, 2025, the Company recognized share-based compensation of S$1,542,000 (US$1,212,000) in the consolidated statements of operations and comprehensive loss.

Liquidity and capital resources

Cash flow summary

	For six months ended June 30,
	2025	2025	2024	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%

Cash and cash equivalents – beginning of the period	4,339	5,519	1,694	3,825	226%

Net cash used in operating activities	(1,656)	(2,106)	(9,522)	(7,416)	-78%
Net cash used in investing activities	(238)	(303)	(263)	40	15%
Net cash provided by financing activities	-	-	11,067	(11,067)	-100%
Net change in cash and cash equivalents	(1,894)	(2,409)	1,282	(3,691)	-288%

Cash and cash equivalents – end of the period	2,445	3,110	2,976	134	5%

Operating Activities

Net cash used in operating activities was S$2,106,000 for the six months ended June 30, 2025. This was mainly attributable to the net loss of S$4,844,000 adjusted for non-cash items which included depreciation of property and equipment, amortization of intangibles, debt issuance cost, and share-based payment expenses totaling S$1,639,000. This was partially offset against net cash outflows arising from the net change in operating assets and liabilities of S$1,099,000.

Net cash used in operating activities was S$9,522,000 for the six months ended June 30, 2024. This was mainly attributable to the net loss of S$13,542,000 adjusted for non-cash items which included depreciation of property and equipment, amortization of intangibles, debt issuance cost, and share-based payment expenses totaling S$10,223,000. This was partially offset against net cash outflows arising from the net change in operating assets and liabilities of S$6,203,000.

Investing Activities

Net cash flows used in investing activities was S$303,000 for the six months ended June 30, 2025. This was due to the additions in intangible assets of S$300,000 and the purchase of property and equipment of S$3,000.

Net cash flows used in investing activities was S$263,000 for the six months ended June 30, 2024. This was due to the additions in intangible assets of S$263,000.

Financing Activities

Net cash provided by financing activities was nil for the six months ended June 30, 2025.

Net cash provided by financing activities was S$11,067,000 for the six months ended June 30, 2024. This was contributed by the IPO proceeds of S$15,889,000 and proceeds from the note from a shareholder amounting to S$950,000. This was partially offset by the repayment of note from a shareholder and convertible loans of S$3,800,000 and S$1,972,000 respectively.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Quantitative and Qualitative Disclosures about Market Risks

Concentrations and credit risk

Our primary exposure to credit risk arises from our operating activities, which primarily from our accounts receivables. We are not exposed to significant default risk from a single customer. We conduct credit evaluations on our customers and typically do not require collateral or other forms of security. In determining the allowance for doubtful accounts, we periodically assess the creditworthiness of our existing customers, primarily considering factors such as the age of the receivables and the specific credit risks associated with each customer.

Interest rate risk

Our primary exposure to interest rate risk primarily stems from our interest-bearing financial liabilities. We conduct regular reviews of our liabilities and closely monitor fluctuations in interest rates to ensure that our exposure remains within acceptable levels. We do not employ interest rate derivatives as a means to mitigate our interest rate risk.

Recent Developments

On May 21, 2025, the Company received a notice from NYSE American indicating that the Company was not in compliance with the continued listing standards set forth in Sections 1003(a)(ii) of the NYSE American Company Guide (the “Company Guide”). Section 1003(a)(ii) applies if a listed company has stockholders’ equity of less than US$4.0 million and has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. The Company is also not currently eligible for any exemption in Section 1003(a) of the Company Guide from the stockholders’ equity requirements. As a result, the Company has become subject to the procedures and requirements of Section 1009 of the Company Guide and must submit a plan to NYSE American by June 20, 2025 addressing how the Company intend to regain compliance with Section 1003(a)(ii) of the Company Guide by November 21, 2026. On June 20, 2025, the Company submitted a plan to the NYSE American to regain compliance within the required timeframe. On August 5, 2025, the Company’s plan to regain compliance within the required timeframe was accepted by the NYSE American. In addition, although the plan has been accepted by NYSE American, if the Company is not in compliance with the continued listing standards by November 21, 2026, or if the Company does not make progress consistent with the plan during the plan period, the Company will be subject to delisting proceedings. The Company is subject to periodic NYSE American reviews, including quarterly monitoring for compliance with the plan. The Company’s Class A voting shares will continue to be listed during the plan period pursuant to an extension and trade on the symbol “RYDE”.

On August 21, 2025, Barentsz Capital Ltd acquired 40% shareholding of RGT (BVI) Ltd.

On September 2, 2025, the Company’s Registration Statement on Form F-3 (File No. 333-288587) has been declared effective. The Company may, from time to time in one or more offerings, offer and sell up to US$100,000,000 in the aggregate of Class A Ordinary Shares of par value US$0.0002 per share in the capital of the Company, warrants, units and rights to purchase Class A Ordinary Shares, debt securities, rights or any combination of the foregoing, either individually or as units comprised of one or more of the other securities.

On September 10, 2025, the Company completed a registered direct offering. In this offering, the Company issued 6,422,000 Class A ordinary shares at a price of US$0.25 per Class A share. The Company received gross proceeds in the amount of US$1.6 million.

On September 15, 2025, the Board of Directors of the Company adopted a resolution approving the conversion of 1,365,225 Class B Ordinary Shares currently held at the Company’s transfer agent under the ownership of Octava Fund Limited (“Octava”) to Class A Ordinary Shares. The 1,365,225 Class B Ordinary Shares will be cancelled and an equivalent number of 1,365,225 Class A Ordinary shares will be issued to Octava on a one-for-one basis. Following the conversion, Octava will hold an aggregate of 8,030,738 Class A Ordinary Shares.

On October 9, 2025, the Company completed a private offering. In this offering, the Company issued 33,340,000 Class A ordinary shares at a price of US$0.30 per Class A share. The Company received gross proceeds in the amount of US$10 million.

On October 10, 2025, the Company issued 2,000,000 Class B Ordinary Shares of the Company, to Mr. Terence Zou, the Chairman of the Board of Directors and Chief Executive Officer of the Company. The Board has further authorized the allotment and issuance of up to 30,000,000 additional Class B Ordinary Shares to Mr. Terence Zou, tied to performance-based milestones aligned with Ryde’s long-term value creation goals. After such issuance, Mr. Terence Zou beneficially owns an aggregate 7,177,175 Class B Ordinary Shares.

Non-US GAAP Financial Measures

This document includes references to non-US GAAP financial measures. Ryde uses these non-US GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Ryde’s management believes that these non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its recurring core business operating results. However, there are a number of limitations related to the use of non-US GAAP financial measures, and as such, the presentation of these non-US GAAP financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with US GAAP. In addition, these non-US GAAP financial measures may differ from non-US GAAP financial measures with comparable names used by other companies. See below for additional explanations about the non-US GAAP financial measures, including their definitions and a reconciliation of these measures to the most directly comparable US GAAP financial measures.

Explanation of non-IFRS financial measures:

Adjusted EBITDA is a non-US GAAP financial measure calculated as net loss adjusted to exclude: (a) finance cost, (b) income tax expenses, (c) depreciation and amortization, (d) share-based compensation, and (e) impairment loss on goodwill.

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with US GAAP. For a reconciliation of Adjusted EBITDA to the most directly comparable US GAAP measure see the section titled “Reconciliation of Non-IFRS Financial Measures”.

Reconciliation of Non-IFRS Financial Measures

To supplement our financial information, we use the following non-US GAAP financial measures: Adjusted EBITDA. However, the definitions of our non-US GAAP financial measures may be different from those used by other companies, and therefore, may not be comparable. Furthermore, these non-US GAAP financial measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated financial statements that are necessary to run our business. Thus, these non-US GAAP financial measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with US GAAP. We compensate for these limitations by providing a reconciliation of these non-US GAAP financial measures to the related US GAAP financial measures. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view these non-IFRS financial measures in conjunction with their respective related US GAAP financial measures.

The following tables provide reconciliations of Adjusted EBITDA.

	For the six months ended June 30,
	2024	2025	2025
	S$’000	S$’000	US$’000

Net loss	(13,542)	(4,812)	(3,783)
Depreciation and amortization expenses	247	302	237
Finance costs	75	3	2
Share-based compensation	9,807	1,542	1,212
Income tax expenses	-	32	25
Adjusted EBITDA	(3,413)	(2,933)	(2,307)